Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Opportunity Plus	**Voya Flexible Income**
403(b), 401 and HR 10 Plans	**University of Texas System Retirement**
MAP II	**Programs**
Voya Pension IRA	**Voya *express* Variable Annuity**
State University of New York	**Voya Educator's Direct**
Multiple Sponsored Retirement Options	

Supplement Dated August 28, 2014

This supplement updates and amends certain information contained in your current variable annuity Contract Prospectuses, Contract Prospectus Summaries, if applicable, and Statement of Additional Information ("SAI"). Please read it carefully and keep it with the applicable Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

_____

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC;
- ING National Trust will be renamed Voya Institutional Trust Company; and
- References to ING in any product name will be replaced with Voya (e.g., ING Pension IRA will be renamed Voya Pension IRA).

In general, all other references to the name ING are replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.